Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851 kababer@varnumlaw.com

December 8, 2011

Filed via Edgar

Mr. Christian Windsor
Special Counsel
Division of Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:
FNBH Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Qs for the Fiscal Quarters Ended
March 31, 2011 and June 30, 2011
Filed May 16, 2011 and August 16, 2011
File No. 000-25752

Dear Mr. Windsor:

On behalf of FNBH Bancorp, Inc., a Michigan corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated November 7, 2011 with respect to the above referenced filing.  The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.
Please refer to prior comment 4. We reissue that comment, in part. We understand your position that “the fact that the Bank’s nonperforming assets (including REO) exceed the sum of its capital and allowance for loan losses is not necessarily indicative of the Company’s viability absent additional capital.” However, in your next response letter, please discuss the impact of the fact that your nonperforming assets and OREO exceed your capital and loss provision by almost 50%. Also, in future filings, management should discuss all material income, expense and balance sheet trends, including credit trends, that are likely to materially affect its operations, earnings or capital adequacy.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Christian Windsor
December 8, 2011

The fact that the Bank's nonperforming assets (including OREO) exceed the sum of its capital and loss provision by almost 50% is an indicator of the increased risk of the Bank's failure absent the Bank's ability to raise additional capital.  However, it does not mean the Bank is certain to fail absent additional capital.  The Bank has recently seen improvement in its asset quality, some stabilization of the value of real estate collateral supporting problem credits, and an improvement in the quality of some problem loans resulting in improved loan grades and lower reserve allocations.  The ratio of nonperforming assets to capital and loss reserve does not fully take into account collateral values or other factors that are relevant to the Bank's recovery on a nonperforming asset.  Nonetheless, the Company recognizes that its credit quality issues and relatively low capital levels increase the risk of the potential failure of the Bank.  As a result, the Company is focused on and diligently pursuing its goal of raising additional capital.  These risks, the Company's efforts to mitigate the risks, the Company's plans to manage the consequences of an inability to raise additional capital, and the possibility of the failure of the Bank have all been disclosed in the Company's annual and quarterly reports filed with the Commission.

In future filings, management will ensure that it discusses all material income, expense, and balance sheet trends, including credit trends, that are likely to materially affect its operations, earnings, or capital adequacy.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note (3) Investment Securities, pages 47-49

2.
Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, with regard to your mortgage-backed securities/CMOs with at least one rating below investment grade, please revise future filings to disclose the information you consider as described in your response letter regarding the attributes of the security and specific loan level collateral underlying the security as of the most recent period end.  This information should be expanded to include the following disclosures, as applicable: single issuer or pooled, class, book value, fair value, unrealized gain/loss, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining collateral and excess subordination as a percentage of the remaining collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Please provide your planned revisions in draft form supplementally as well.

Mr. Christian Windsor
December 8, 2011

The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, contained the following disclosure regarding its non-agency mortgage backed security:

Investment securities are reviewed quarterly for possible other-than-temporary impairment (OTTI) based on guidance included in ASC Topic 320, Investments – Debt and Equity Instruments.  This guidance requires an entity to assess whether it intends to sell, or whether it is more likely than not that it will be required to sell, a security in an unrealized loss position before the recovery of the security’s amortized cost basis.  If either of these criteria is met, the entire difference between the amortized cost and fair value is recognized in earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

Management’s review of the securities portfolio for the existence of OTTI considers various qualitative and quantitative factors regarding each investment category, including if the securities were U.S. Government issued, the credit rating on the securities, credit outlook, payment status and financial condition, the length of time the security has been in a loss position, the size of the loss position and other meaningful information.

The Company makes a quarterly assessment of the other than temporary impairment on its non-agency mortgage backed security primarily based on a quarterly cash flow analysis performed by an independent third-party specialist.  The analysis considers attributes of the security and specific loan level collateral underlying the security.  The estimated fair value of the security’s cash flow is calculated by the specialist using an INTEX valuation model, subject to certain assumptions regarding expected prepayment rates, default rates, loss severity estimates, and discount rates as key valuation inputs.

At September 30, 2011, the security had a book value of $2,621,000 (89.90% of par); recorded fair value of $2,172,000 (74.50% of par) using an 11.0% discount rate intended to reflect estimated uncertainty and liquidity premiums, after adjustment for estimated credit loss cash flows; and an unrealized loss of $449,000 (15.40% of par).

Mr. Christian Windsor
December 8, 2011

Certain key attributes of the security or the underlying loans supporting the security include: a super senior tranche position and a weighted average remaining credit score (based on original FICO) for borrowers of 741.  The primary location of the underlying loans was: 70% in California; 4% in Florida; and 2% in Arizona.  The delinquency status of the underlying loans at September 30, 2011 was: 2.27% past due 30-59 days; 1.32% past due 60-89 days; 10.95% past due 90 days or more; 6.24% in process of foreclosure; and 1.85% held as other real estate owned.

Certain key assumptions used to estimate the fair value of the security at September 30, 2011 include: a forecasted voluntary prepayment rate (CRR) of 9.4%; forecasted default rates on underlying loans of 10.22% for the next 24 months, decreasing to 4.27% by month 37, and decreasing to 0.0% by month 215; and initial loss severity rates of 47.57%, for defaulting loans, decreasing by 2.5% per year beginning in month 13 until reaching a floor of 23.0%.  Remaining credit support provided by other collateral pools of underlying loans within the security approximated 5.82% at September 30, 2011.

At September 30, 2011, based on a present value at a prospective yield of future cash flows for the investment as provided by the specialist and after management’s evaluation of the reasonableness of the specialist’s underlying assumptions regarding Level 2 and Level 3 inputs, the Company concluded that the security’s expected cash flows did not support the amortized cost of the security and other-than-temporary impairment of $75,608 had been incurred.  Consequently, a realized loss of $75,608 representing credit loss impairment was charged against earnings during the three months ended September 30, 2011, as reported in noninterest income.

In addition, for purposes of clarification and with respect to certain of the enhanced disclosures requested in your comment above, please note the following:

•
Single issuer or pooled:  We believe this comment relates more appropriately to trust preferred securities (TRUP CDOs), rather than the type of CMO security and/or the residential mortgage loans underlying the security held by the Company.  The Company does not hold any TRUP CDOs.

•	Number of banks currently performing: We believe this comment applies to TRUP CDOs and is not applicable to the CMO securities owned by the Company.

•	Actual deferrals and defaults as a percentage of the original collateral: We believe this comment applies to TRUP CDOs and is not applicable to the CMO securities owned by the Company.

Mr. Christian Windsor
December 8, 2011

•
Expected deferrals and defaults as a percentage of the remaining collateral:  We believe this comment applies to TRUP CDOs and is not applicable to the CMO securities owned by the Company. Please note that the additional disclosure set forth above discloses forecasted default rates for the underlying loans supporting the Company's non-agency mortgage backed CMO security.

•
Excess subordination as a percentage of the remaining collateral:  We believe this comment applies to TRUP CDOs and is not applicable to the CMO securities owned by the Company.  The additional disclosure set forth above provides additional information regarding the estimated remaining credit support inherent in the security, which we believe is a more relevant consideration for the Company's non-agency mortgage backed CMO security.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.
We note your response to prior comment 1, including your reference to the need to avoid providing sufficient detail regarding any private offering of your securities to jeopardize your exemption from regulation under Regulation D. Please advise the staff, with a view towards updated disclosure in your next 10-Q, regarding management’s assessment of FNBH’s ability to raise sufficient capital to meet its minimum capital requirements, without providing details upon any particular active offering of securities. Please also note that you may seek confidential treatment under Rule 83 for responses that you believe may cause you competitive harm. Please refer to Release 34-43239.

The Company's Quarterly Report on Form 10-Q for the period ended September 30, 2011, contained the following disclosure regarding management's assessment of the Company's ability to raise sufficient capital to meet its minimum capital requirements:

During 2010 and through the current date, we have worked with financial and legal advisors to pursue various transactions that would provide additional capital to the Bank.  We continue to actively pursue these transactions.  However, the Corporation’s alternatives for additional capital are somewhat limited.  The ongoing liquidity concerns in the broader market and the loss of confidence in financial institutions will likely serve to increase our cost of funding and further limit our access to capital.  We may not be able to raise the necessary capital on favorable terms, or at all.  While the Company is hopeful that its ongoing efforts to raise additional capital will be successful, there are significant hurdles that remain in order for the Company to raise the amount of capital necessary for the Bank to comply with the requirements of the Consent Order.  An inability to raise capital would likely have a materially adverse effect on our business, financial condition and results of operations.  Management’s future plans in response to the Bank’s undercapitalized regulatory classification and the need to raise additional capital pursuant to the Consent Order are described more fully in Note 2 of the 2010 Annual Report contained in the Corporation’s report on Form 10-K filing.

Mr. Christian Windsor
December 8, 2011

At this juncture, management is simply unable to predict with any degree of certainty whether or not it will be successful in raising the additional capital necessary to meet the minimum capital ratios.  As stated in the disclosure set forth above, it is focused on its efforts to raise additional capital and, based on events to date, remains hopeful that these efforts will be successful.  However, management recognizes that there are significant challenges and hurdles that may ultimately impede its ability to raise sufficient capital.

* * * * *

The Company has advised us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VARNUM

Kimberly A. Baber

KAB/mjb
4712743\2
c:	Ronald Long, President & CEO Mark Huber, CFO